ANNOVIS BIO, INC.

1055 Westlakes Drive, Suite 300

Berwyn, PA 19312

January 24, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Office of Healthcare & Insurance

Re:	Annovis Bio
Registration Statement on Form S-1
Filed July 2, 2019
File No. 333-232529

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Annovis Bio, Inc., a Delaware corporation (the “Registrant”), hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-232529), as amended (the “Registration Statement”), so that it may become effective at 4:30 p.m. EST on Tuesday, January 28, 2020 or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

(i)                                     should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)                                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)                               the Registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Darrick M. Mix of Duane Morris LLP, counsel to the Company, at (215) 979-1206, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

ANNOVIS BIO, INC.

By:	/s/ Maria Maccecchini
Name: Maria Maccecchini
Title: President and Chief Executive Officer